UNITED STATES
		SECURITIES AND EXCHANGE COMMISSION
		    Washington, D.C. 20549
			 FORM 12b-25

							SEC FILE NUMBER: 001-14620
							CUSIP NUMBER: 22942F101
							NOTIFICATION OF LATE FILING

(Check One):  Form [ ]10-K [X]Form 20-F [ ]Form 11-K [ ]Form 10-Q
 Form N-SAR

For Period Ended: December 31, 2002
		 -----------------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
				----------------------------

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herin.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant:

Crystallex International Corporation
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Former Name if Applicable:

579 Richmond Street West, # 301,
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Address of Principal Executive Office (Street and Number)

Toronto, Ontario, Canada M5Z 1Y6
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b) The subject annual report, semi-annual report, transition report
	on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition
	report 	on Form 10-Q, or portion thereof will be filed on or before
	the fifth calendar day following the prescribed due date; and
	(c) The accountant's statement or other exhibit required by Rule
	12b-25
	(c) has been attached if applicable.

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PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

  Crystallex could not file Form 20-F within the prescribed time period because it is completing its initial filing with its new auditor, which Crystallex retained in early April, 2003, and the auditor is reviewing the historical information in the Form 20-F for the past three years.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Daniel R. Ross			416			    203-2448
---------------		--------------------		---------------------
   (Name)		    (Area Code)		         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X]Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Crystallex's net loss has increased because of both lower revenue and higher costs. The reduction in sales revenue from 2001 was attributable to both lower gold production and a lower average realized gold price in 2002. The average realized gold price during the year was US$303 per ounce, as compared with US$314 per ounce in 2001. Crystallex's average realized price per ounce in 2002 was below the average annual spot price of US$310 per ounce as a result of delivering against forward sales positions with exercise prices below the prevailing spot gold price.

Gold production for 2002 was 94,623 ounces at a total cash cost of US$269 per ounce, as compared with 109,647 ounces at a total cash cost of US$230 per ounce in 2001. Lower gold production coupled with higher costs and a lower realized gold price resulted in a utilization of cashflow from operations (after changes in working capital) of $4.5 million during 2002 as compared with a contributing net cashflow of $9.1 million in 2001.

		Crystallex International Corporation
		------------------------------------
	     (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   July 1, 2003 	By  /s/ Borden Rosiak
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			  Borden Rosiak, Chief Financial Officer